February 27, 2006

Ms. Joyce Sweeney

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Mail Stop 4561

Re:	The Southern Banc Company, Inc.
Form 10-KSB for the Fiscal Year Ended June 30, 2005
File No. 033-93218

Dear Ms. Sweeney:

Please accept this as our formal response to the disclosure issue raised in your letter dated February 22, 2006:

Page 4 of Exhibit 13 – Annual Report, Management’s Discussion and Analysis of Financial Condition and Results of Operations will be revised to include the following disclosure:

On April 4, 2005, Harland Financial Solutions, Inc. announced an agreement to purchase the common stock of Intrieve Incorporated, which included shares owned by the Bank. The Company owned 2,000 shares (with a book value of $7.50 per share and classified as securities available for sale) of Intrieve Incorporated, a provider of technology for financial institutions including service bureau operations that delivers core processing for thrifts and community banks, comprehensive item processing, and electronic banking and payment services. Each of the bank’s shares was automatically converted into the right to receive a cash amount equal to $171.94. The Company also received a pro-rata distribution of the balance in the Adjustment Escrow Fund. Upon completion of the acquisition, the Company recognized a gain of approximately $329,000. As part of the Merger Agreement, the Company may receive additional proceeds from the “Indemnification Escrow Fund” that are to be distributed pro-rata to Intrieve’s shareholders and option holders as soon as practicable after April 4, 2006. This distribution will not have a material effect on the Company’s financial position or results of operations.

Supplemental Response- Adequacy and Accuracy

We hereby acknowledge that:

•	The Southern Banc Company, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Southern Banc Company, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (256) 543-3860 if you have any questions or need additional details.

Sincerely,

/s/ Gates Little

Gates Little Chairman of the Board, President
And Chief Executive Officer